SEC File No. 82-34751


06013959

Elementis plc SUPPL

ents Furnished Under Cover of Letter Dated May 26, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice (LSE)	6616D	May 26, 2006
2.	Companies House Notice – Return of Allotment of Shares	88(2)	May 25, 2006
3.	Companies House Notice – Return of Allotment of Shares	88(2)	May 25, 2006
4.	Regulatory News Service Notice (LSE)	5978D	May 25, 2006
5.	Companies House Notice – Return of Allotment of Shares	88(2)	May 23, 2006
6.	Regulatory News Service Notice (LSE)	3416D	May 22, 2006
7.	Regulatory News Service Notice (LSE)	3411D	May 22, 2006
8.	Companies House Notice – Return of Allotment of Shares	88(2)	May 18, 2006
9.	Companies House Notice – Return of Allotment of Shares	88(2)	May 18, 2006
10.	Regulatory News Service Notice (LSE)	0872D	May 16, 2006
11.	Regulatory News Service Notice (LSE)	9957C	May 15, 2006
12.	Regulatory News Service Notice (LSE)	9947C	May 15, 2006
13.	Companies House Notice – Return of Allotment of Shares	88(2)	May 8, 2006
14.	Companies House Notice – Return of Allotment of Shares	88(2)	May 4, 2006
15.	Companies House Notice – Return of Allotment of Shares	88(2)	May 4, 2006
16.	Companies House Notice – Return of Allotment of Shares	88(2)	May 2, 2006
17.	The Companies Acts 1985 to 1989 Ordinary and Special Resolutions of Elementis plc		April 27, 2006
18.	Companies House Notice – Return of Allotment of Shares	88(2)	April 21, 2006
19.	Companies House Notice – Return of Allotment of Shares	88(2)	April 21, 2006
20.	Companies House Notice – Return of Allotment of Shares	88(2)	April 21, 2006
21.	Companies House Notice – Return of Allotment of Shares	88(2)	April 13, 2006

3

dlw 6/2

RNS Number:6616D
Elementis PLC
26 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Elementis plc ('Elementis')

2. Details of whether the notification relates to:

(i) a transaction required to be notified in accordance with DR 3.1.2R or

(ii) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

The disposal of interests in two investment vehicles that have an interest in Elementis (as detailed below) are hereby notified pursuant to (ii) above by Edward Bramson.

3. Name of person discharging managerial responsibilities/director

Edward Bramson

4. The notification relates to the following person or persons connected with a person discharging managerial responsibilities/director named in 3:

Hanover I Fund LP;

Hanover I Master Fund LP.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification is in respect of the holdings of the persons referred to in 4. above whose holdings have not changed and relates to the former interest of Edward Bramson in Elementis shares via the two investment vehicles.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Vidacos Nominees Limited - 6,246,929 - held on behalf of Hanover I Fund LP and Hanover I Master Fund LP.

8 Nature of the transactions

Disposal of interests in Hanover I Fund LP and Hanover Master I Fund.

9. Number of shares, debentures or financial instruments relating to shares acquired

NA

10. Percentage of issued class acquired (excluding treasury shares of that class)

NA

11. Number of shares, debentures or financial instruments relating to shares disposed

NA

12. Percentage of issued class disposed (excluding treasury shares of that class)

NA

13. Price per share or value of transactions

NA

14. Date and place of transactions

Disposal of interests in Hanover I Fund LP and Hanover Master I Fund:

19 May 2006, London

15. Total holding following notification and total percentage holding following notification (excluding any treasury shares):

Edward Bramson is interested in the following no Elementis shares pursuant to section 324 of the Companies Act 1985.

16. Date issuer informed of transaction

25 May 2006

Name of contact and telephone number for queries:

Jennifer Murphy, COMPANY SECRETARY T: 020 7408 9300

Date of Notification: 26 May 2006

END
RDSEAFSKASSKEFE



RECEIVED
2006 JUN -1 P 1:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	05	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	25,000		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PERSHING SECURITIES LIMITED	Class of shares allotted	Number allotted
Address ONE CLOVE CRESCENT LONDON	ORDINARY	25,000
CREST ID: 601 DESIGNATION: HGCF UK Postcode E14 2BH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/5/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange


Companies House

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	05	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	21,379		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s) GREENWOOD NOMINEES LIMITED Address 20 MOORGATE, LONDON CREST ACCOUNT: 142 GW MEMBER ACCOUNT: NON CFM UK Postcode EC2R 6DA	ORDINARY	21,379
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/5/06

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange

RNS Number:5978D
Elementis PLC
25 May 2006

Elementis plc ('the Company')

Notification of transactions by Persons Discharging Managerial Responsibilities

In accordance with Disclosure Rule 3.1.4R(i) of the Disclosure Rules sourcebook the Company announces that:

1. On 31 March 2006 Walker Allen exercised 117,641 options at 69.5p; and 132,208 options at 56.5p over ordinary shares of 5 pence each in the capital of the Company. The total number of options now held by Walker Allen are 486,472.

2. On 4 April 2006 the following options were granted over ordinary shares of 5 pence each in the capital of the Company pursuant to the rules of the Elementis plc 2003 Unapproved Executive Share Option Scheme at the exercise price of 85.5p.

	Options Granted	Total Options Held
Stuart Kilpatrick	52,169	214,353
Clifford Perkins	46,155	114,448

3. On 4 April 2006 Jennifer Murphy was granted options over 23,538 ordinary shares of 5 pence each in the capital of the Company pursuant to the rules of the Elementis plc 2003 Approved Executive Share Option Scheme at the exercise price of 85.5p

Jennifer Murphy
Company Secretary

25 May 2006


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 3299608

Company name in full: ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	05	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	63,561		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): PERSHING SECURITIES LIMITED Address: ONE CLOVE CRESCENT LONDON CREST ID: 601 DESIGNATION: HGCF UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 63,561
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 23/5/06.

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange

RNS Number:3416D
Elementis PLC
22 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Elementis plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

The acquisitions of shares in Elementis (as detailed below) are hereby notified pursuant to (i) above on behalf of Hanover I Fund LP and Hanover I Master Fund LP as transactions conducted on their own accounts and pursuant to (ii) above by Matthew Peacock.

3. Name of person discharging managerial responsibilities/director

Matthew Peacock

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Hanover I Fund LP; Hanover I Master Fund LP.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification is in respect of the holdings of the persons referred to in 4 above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Vidacos Nominees Limited - 7,346,929 - held on behalf of Hanover I fund LP and Hanover I Master Fund LP (after the acquisitions as detailed below).

8 State the nature of the transaction

Acquisition of 2,440,000 shares by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP (as detailed below).

9. Number of shares, debentures or financial instruments relating to shares acquired

1,100,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 15 May 2006.

240,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 18 May 2006.

1,100,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 19 May 2006.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.25% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 15 May 2006.

0.05% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 18 May 2006.

0.25% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 19 May 2006.

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

75.5p in relation to the acquisition on 15 May 2005.

79.0p in relation to the acquisition on 18 May 2005.

78.5p in relation to the acquisition on 19 May 2005

14. Date and place of transaction

Acquisitions by Vidacos Nominees limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP:

* 15 May 2006, London
* 18 May 2006, London
* 19 May 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1. Matthew peacock is interested in the following Elementis_shares pursuant to section 324 of the Companies Act 1985 - 7,346,929 (1.68%)

2. Vidacos Nominees limited - 7,346,929 (1.68%), of which 3,128,875 (0.72%) on behalf of Hanover I Fund LP and 4,218,054 (0.96%) on behalf of Hanover I Master Fund LP

16. Date issuer informed of transaction

19 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Jennifer Murphy, COMPANY SECRETARY. 020 7408 9300

Name and signature of duly authorised officer of issuer responsible for making notification

Jennifer Murphy, COMPANY SECRETARY

Date of notification

22 MAY 2006

END

END
RDSEAFSAALFKEFE

RNS Number:3411D
Elementis PLC
22 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Elementis plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

The acquisitions of shares in Elementis (as detailed below) are hereby notified pursuant to (i) above on behalf of Hanover I Fund LP and Hanover I Master Fund LP as transactions conducted on their own accounts and pursuant to (ii) above by Edward Bramson.

3. Name of person discharging managerial responsibilities/director

Edward Bramson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Hanover I Fund LP; Hanover I Master Fund LP.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification is in respect of the holdings of the persons refereed to in 4 above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Vidacos Nominees Limited - 6,246,929 - held on behalf of Hanover I fund LP and Hanover I Master Fund LP (after the acquisitions as detailed below).

8 State the nature of the transaction

Acquisition of 1,340,000 shares by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP (as detailed below).

9. Number of shares, debentures or financial instruments relating to shares acquired

1,100,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 15 May 2006.

240,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 18 May 2006.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.25% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 15 May 2006.

0.05% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 18 May 2006.

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

75.5p in relation to the acquisition on 15 May 2005.

79.0p in relation to the acquisition on 18 May 2005.

14. Date and place of transaction

Acquisitions by Vidacos Nominees limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP:

* 15 May 2006, London
* 18 May 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1. Edward Bramson is interested in the following Elementis shares pursuant to section 324 of the Companies Act 1985 - 6,246,929 (1.43%)

2. Vidacos Nominees limited - 6,246,929 (1.43%), of which 2,439,984 (0.55%) on behalf of Hanover I Fund LP and 3,806,945 (0.88%) on behalf of Hanover I Master Fund LP

16. Date issuer informed of transaction

19 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Jennifer Murphy, COMPANY SECRETARY. 020 7408 9300

Name and signature of duly authorised officer of issuer responsible for making notification

Jennifer Murphy, COMPANY SECRETARY

Date of notification

22 MAY 2006

END

END
RDSEAFSAADPKEFE

ɃE COMPLETE IN
ɇSCRIPT OR IN
ɃLD BLACK CAPITALS

88(2)

Return of Allotment of Share

ɅFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,154	2,503	4,459
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share *(including any share premium)*	78.32p	45.20p	21.92p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies house receipt date barcode

PLETE IN
OR IN
ACK CAPITALS

88(2)

Return of Allotment of Share

mpany Number	3299608
Company name in full	ELEMENTIS PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	Day	Month	Year	Day	Month	Year
	18	05	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	10,658 ✓	6,092 ✓	1,664 ✓
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share (including any share premium)	20.48p [illegible]	23.20p [illegible]	44.12p [illegible]

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

...sses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
...me	Mr Adrian Steven Moore		
Address	39 Sir Douglas Park, Thornaby, Stockton on Tees, Cleveland.	Ordinary	13,107
UK Postcode	TS17 0LS		
		Class of shares allotted	Number allotted
Name	Mr Raymond Parr		
Address	14 Chadderton Drive, Thornaby, Stockton on Tees, Cleveland.	Ordinary	6,020
UK Postcode	TS17 9QG		
		Class of shares allotted	Number allotted
Name	Mr Peter John Snowdon		
Address	7 Heathfield Park, Middleton St George, Darlington, County Durham.	Ordinary	2,154
UK Postcode	DL2 1LN		
		Class of shares allotted	Number allotted
Name	Mr Jeffrey Thurlow		
Address	19 Beckwith Drive, THE WYNDINGS, TRIMDON VILLAGE, County Durham.	Ordinary	6,249
UK Postcode	TS29 6QW		
		Class of shares allotted	Number allotted
Name			
Address		**TOTAL**	**27,530**
UK Postcode			



Please enter the number of continuation sheet(s) (if any) attached to this form :

...igned [signature] Date 18 MAY 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

...ease give the name, address, ...ephone number and, if available, ...X number and Exchange of the ...rson Companies House should ...ntact if there is any query.

Elementis plc (Ms Gladys Williams) 10 Albermarle Street
London W1S 4BL
Tel: Fax:
DX number DX exchange

...esses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL CONTINUED	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐



Signed ______ Date 18 MAY 2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Gladys Williams)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	05	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	7,803		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) GREENWOOD NOMINEES CREST ACCOUNT 142 GW	Class of shares allotted	Number allotted
Address 20 MOORGATE LONDON MEMBER ACCOUNT NON CFM	ORDINARY	7,803
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 MAY 2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange



"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

05/16/2006 02:14 PM

To "kathy.huston@elementis.com" <kathy.huston@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Annual Information Update

This Email Alert service is brought to you by Elementis

RNS Number:0872D
Elementis PLC
16 May 2006

ELEMENTIS PLC

Annual Information Update

Elementis plc (the "Company") announces that, in accordance with Prospectus Rule
5.2, the following information has been published or made available by the Company to the public since the publication of its Annual Report and Accounts for the year ended 31 December 2004 on 22 March 2005.

Announcements made via a RIS

The Company has made the following UK regulatory announcements via a regulatory
information service since 22 March 2005:

date	headline
24.03.05	Sale of Adhesive Business
31.03.05	IFRS statement
31.03.05	Director Shareholding
31.03.05	Director Shareholding
31.03.05	PLC Director Shareholding
27.04.05	Additional Listing
28.04.05	AGM Statement
29.04.05	Doc re. Result of AGM
18.05.05	Holding(s) in Company
01.06.05	Holding(s) in Company
06.06.05	Directorate Change
06.06.05	Holding(s) in Company
13.06.05	Completion of sale of Hardman
30.06.05	Trading Statement
15.07.05	Blocklisting Interim Review
15.07.05	Blocklisting Interim Review
15.07.05	Blocklisting Interim Review
19.07.05	Notice of Results
28.07.05	Interim Results
09.08.05	Board Changes
16.08.05	Holding(s) in Company
23.09.05	Circ re. Issue of Red. B Shrs
19.10.05	Disposal
25.10.05	Holding(s) in Company
28.10.05	Additional Listing
31.10.05	Strategic Review
01.11.05	Disposal
03.11.05	Director/PDMR Shareholding

11.11.05	Director/PDMR Shareholding
11.11.05	Director/PDMR Shareholding
15.11.05	Director/PDMR Shareholding
15.11.05	Director/PDMR Shareholding
17.11.05	Holding(s) in Company
21.11.05	Additional Listing
05.12.05	Director/PDMR Shareholding
05.12.05	Director/PDMR Shareholding
12.12.05	Holding(s) in Company
16.12.05	Trading Statement
16.12.05	Holding(s) in Company
09.01.06	Holding(s) in Company
10.01.06	Holding(s) in Company
27.01.06	Holding(s) in Company
23.02.06	Final Results
02.03.06	Holding(s) in Company
02.03.06	Holding(s) in Company
08.03.06	Holding(s) in Company
27.03.06	Strategic Review
27.03.06	Holding(s) in Company
31.03.06	Holding(s) in Company
31.03.06	ESOT Purchase
03.04.06	Holding(s) in Company
10.04.06	Director/PDMR Shareholding

Copies of these announcements can be obtained from the London Stock Exchange's website at www.londonstockexchange.com/marketnews under code "ELM".

Documents filed at Companies House

The Company has made the following filings with Companies House since 22 March 2005:

date	document	description of document
30.03.05	288a	Appointment of a director
09.04.05	88(2)R	Return of allotment of shares
13.04.05	88(2)R	Return of allotment of shares
18.04.05	88(2)R	Return of allotment of shares
22.04.05	88(2)R	Return of allotment of shares
03.05.05	88(2)R	Return of allotment of shares
06.05.05	RES09	Resolutions relating to the disapplication of pre-emption rights and authority to allot shares
19.05.05	88(2)R	Return of allotment of shares
19.05.05	288b	Resignation of a director
24.05.05	88(2)R	Return of allotment of shares
08.06.05	88(2)R	Return of allotment of shares
10.06.05	288a	Appointment of a director
14.06.05	288b	Resignation of a director
14.06.05	288b	Resignation of a director
15.06.05	122	Alteration of share capital
22.06.05	88(2)R	Return of allotment of shares
06.07.05	288a	Appointment of a director
06.07.05	288b	Resignation of a director
08.07.05	AA	Annual Accounts
10.07.05	88(2)R	Return of allotment of shares
12.07.05	88(2)R	Return of allotment of shares
12.07.05	288a	Appointment of a director
12.07.05	288a	Appointment of a director
13.07.05	88(2)R	Return of allotment of shares
21.07.05	288b	Resignation of a director
21.07.05	88(2)R	Return of allotment of shares

22.07.05	288a	Appointment of a director
25.07.05	88(2)R	Return of allotment of shares
03.08.05	88(2)R	Return of allotment of shares
22.08.05	288b	Resignation of a director
11.10.05	88(2)R	Return of allotment of shares
26.10.05	88(2)R	Return of allotment of shares
08.11.05	122	Alteration of share capital
16.11.05	88(2)R	Return of allotment of shares
29.11.05	88(2)R	Return of allotment of shares
29.11.05	88(2)R	Return of allotment of shares
05.12.05	88(2)R	Return of allotment of shares
07.12.05	88(2)R	Return of allotment of shares
09.12.05	88(2)R	Return of allotment of shares
15.12.05	288b	Resignation of a director
15.12.05	288a	Appointment of a director
19.12.05	88(2)R	Return of allotment of shares
19.12.05	88(2)R	Return of allotment of shares
21.12.05	88(2)R	Return of allotment of shares
23.12.05	88(2)R	Return of allotment of shares
06.01.06	88(2)R	Return of allotment of shares
27.01.06	363	Annual return
23.01.06	88(2)R	Return of allotment of shares
23.01.06	88(2)R	Return of allotment of shares
17.02.06	88(2)R	Return of allotment of shares
28.02.06	88(2)R	Return of allotment of shares
01.03.06	287	Registered office change
03.03.06	88(2)R	Return of allotment of shares
15.03.06	88(2)R	Return of allotment of shares
15.03.06	88(2)R	Return of allotment of shares
22.03.06	88(2)R	Return of allotment of shares
22.03.06	88(2)R	Return of allotment of shares
06.04.06	88(2)R	Return of allotment of shares
11.04.06	88(2)R	Return of allotment of shares
12.04.06	88(2)R	Return of allotment of shares
12.04.06	88(2)R	Return of allotment of shares
02.05.06	88(2)R	Return of allotment of shares
02.05.06	88(2)R	Return of allotment of shares
02.05.06	88(2)R	Return of allotment of shares

Copies of these documents can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ (e-mail: enquiries@companies-house.gov.uk) or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

Documents filed with the UKLA Document Viewing Facility

The Company has filed the following documents with the UKLA Document Viewing Facility since 22 March 2005:

Date	description of document
29.04.05	Copies of resolutions passed at the Annual General Meeting of the Company on 28 April 2005
23.09.05	Circular relating to the issue of redeemable B shares
31.03.06	Annual Report and Accounts for the year ended 31 December 2005
28.04.06	Copies of resolutions passed at the Annual General Meeting of the Company on 27 April 2006

Copies of these documents can be obtained from the Company's website at www.elementis.com or on request from the Company at its registered office at 10
Albemarle Street, London W1S 4BL.

The Company confirms that, in accordance with Article 27(3) of the Prospectus Directive Regulation, some of the information disclosed in the announcements and
documents referred to above may now be out of date.

Brian Taylorson

Finance Director

Telephone: +44 (0)20 7408 9300

END
AIUGUUPPAUPQGMQ

RNS Number:9957C
Elementis PLC
15 May 2006

Elementis plc
15 May 2006

Annual General Meeting - 27 April 2006

A copy of the resolutions passed at the above meeting (other than items of ordinary business) have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority's Document Viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Jennifer Murphy
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
DOCAKPKPPBKDCPD



"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

05/15/2006 11:36 AM

To "kathy.huston@elementis.com"
<kathy.huston@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Annual Report and Accounts

This Email Alert service is brought to you by Elementis

RNS Number:9947C
Elementis PLC
15 May 2006

Elementis plc

15 May 2006

Report and Accounts for the year ended 31 December 2005

Copies of the above document have been submitted to the UK Listing Authority
and
are available for inspection at the UK Listing Authority's Document Viewing
Facility, which is located at:

UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Jennifer Murphy
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
ACSEASSSFLKKEFE

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2006 JUN -1 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	05	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,723 Pool 1-2	26,168 [illegible]	20,134 [illegible]
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share (including any share premium)	78.32p	21.92p	20.48p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

...ddresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL CONTINUED	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐



...gned _______ Date 8 MAY 2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

...ase give the name, address, ...phone number and, if available, ...X number and Exchange of the ...son Companies House should ...tact if there is any query.

Elementis plc (Ms Gladys Williams)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

22/25

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,004 Crundie	4,986 Crundie Harrison	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	23.20p	44.12p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

23/25

...esses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	63,015
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**63,015**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed  **Date** 8 MAY 2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Gladys Williams) 10 Albermarle Street
London W1S 4BL
Tel: Fax:
DX number DX exchange

25/29

Title	Forename(s)	Surname	Address				Shares Allotted
MRS	ANN FRANCES	CONDON	15 WORDSWORTH AVENUE	YATELEY	HAMPSHIRE	GU46 6YH	8,786
MR	MARTIN RICHARD DAVID	DEARLOVE	17 OAKMOUNT AVENUE	CHANDLERS FORD	EASTLEIGH	SO53 3AB	26,168
MRS	JEANETTE	GRUNDIE	7 OVERLORD CLOSE	CAMBERLEY	SURREY	GU15 4LX	8,786
MRS	JEANETTE	GRUNDIE	7 OVERLORD CLOSE	CAMBERLEY	SURREY	GU15 4LX	10,004
MRS	JEANETTE	GRUNDIE	7 OVERLORD CLOSE	CAMBERLEY	SURREY	GU15 4LX	2,493
MR	TERENCE	HARRISON	21 GOSFORTH AVENUE	REDCAR	CLEVELAND	TS10 3LL	2,493
MR	DAVID JOHN	POOLE	14 ST OSWALDS CRESCENT	BILLINGHAM	CLEVELAND	TS23 2RW	1,723
MRS	LARA	WALLIS	133 BROUGHAM PLACE	FARNHAM	SURREY	GU9 0EB	2,562
						TOTAL	63,015

RECEIVED
2006 JUN -1 P 1:5?
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Companies House

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04 05 2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	110,241		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

19/25

...es and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): GREENWOOD NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: 20 MOORGATE, LONDON	ORDINARY	55,388
CREST ACCOUNT: 142GW MEMBER ACCOUNT: NON CFM UK Postcode EC2R 6DA		
Name(s): JOSEPH D'ORIA	Class of shares allotted	Number allotted
Address: 21 VALLEY ROAD, HAMILTON SQUARE, NEW JERSEY 08690 USA UK Postcode	ORDINARY	21,511
Name(s): JAMES HENEY	Class of shares allotted	Number allotted
Address: 1513 HONEY LOCUST COURT CHESTERFIELD, MO 63005 USA UK Postcode	ORDINARY	21,512
Name(s): DENNIS KELEMEN	Class of shares allotted	Number allotted
Address: 116 KENILWORTH BOULEVARD CRANFORD, NEW JERSEY 07016 USA UK Postcode	ORDINARY	5,377
Name(s): EUGENE TESCH	Class of shares allotted	Number allotted
Address: 40 SANDRA LANE, WAYNE NEW JERSEY 07470 USA UK Postcode	ORDINARY	6,453

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 5-5-06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange

20/25

88(2)

RECEIVED
2006 JUN -1 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	55,657	3,514	21,009
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share *(including any share premium)*	21.92p	20.48p	23.20p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

88(2)

Return of Allotment of Shares

Company Number	3299608
Company name in full	ELEMENTIS PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,233		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	44.12p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

...share allotments consecutively)

...holder details		Shares and share class allotted	
...	Gordon Cabell	Class of shares allotted	Number allotted
Address	132 Shepherds Lane, Priestwood, Bracknell, Berkshire.	Ordinary	4,514
UK Postcode	RG42 2DF		
Name	Mr Geoffrey Gaywood	Class of shares allotted	Number allotted
Address	3 Sterling Place, Oatlands Avenue, Weybridge, Surrey.	Ordinary	55,657
UK Postcode	KT13 9SY		
Name	Mr Bruce Gustafson	Class of shares allotted	Number allotted
Address	27 Walnut Close, Yateley, Hampshire.	Ordinary	20,009
UK Postcode	GU46 6DA		
Name	Mr John Bernard Hayes	Class of shares allotted	Number allotted
Address	39 New Road, Little Kingshill, Great Missenden, Buckinghamshire.	Ordinary	6,233
UK Postcode	HP16 0EZ		
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**86,413**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]



...gned ____________ **Date** 4 May 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

...ease give the name, address, ...ephone number and, if available, ...X number and Exchange of the ...son Companies House should ...ntact if there is any query.

Elementis plc (Ms Gladys Williams) 10 Albermarle Street
London W1S 4BL
Tel: Fax:
DX number DX exchange

	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



gned ______ Date 4 May 2005

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, X number and Exchange of the son Companies House should ntact if there is any query.

Elementis plc (Ms Gladys Williams)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

8/25

GW/CompaniesHouse letter.doc

COMPLETE IN SCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 JUN -1 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Share

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15,511	3,514	1,500
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share *(including any share premium)*	78.32p	20.48p	23.20p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

11/25

SE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	02	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	747		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	44.12p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

12/25

...allottees *(List joint share allotments consecutively)*

Shareholder details		Class of shares allotted	Number allotted
Name	Pershing Keen Nominees Limited		
Address	Capstan House, One Clove Crescent, East India Dock, London.	Ordinary	2,154
UK Postcode	E14 2BH		
Name	Mr Peter Hibbitts		
Address	15 Regency Park, Ingleby Barwick, Stockton on Tees, Cleveland.	Ordinary	8,618
UK Postcode	TS17 0QR		
Name	Mr John Rafferty		
Address	5 Kilburn Road, Hartburn, Stockton on Tees, Cleveland.	Ordinary	3,447
UK Postcode	TS18 4HA		
Name	Miss Emma Farrow		
Address	34 Woodgate Lane, Bill Quay, Gateshead, Tyne and Wear.	Ordinary	1,292
UK Postcode	NE10 0TD		
Name	Mr Peter Tasker		
Address	18 The Larun Beat, Yarm, Cleveland.	Ordinary	5,761
UK Postcode	TS15 9HP		



Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed X [signature] **Date** 4 MAY 2005

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Gladys Williams)
10 Albermarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

13/25

...ottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL CONTINUED	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______ Date 4 MAY 2005

A director / ~~secretary / administrator / administrative receiver / receiver-manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Gladys Williams)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

RECEIVED
2006 JUN -1 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANY NUMBER: 3299608

The Companies Acts 1985 to 1989
Ordinary and Special Resolutions
of
Elementis plc

At the Annual General Meeting of the Company duly convened and held on 27 April 2006 the following resolutions were passed. No 1 was passed as an Ordinary Resolution and Numbers 2 and 3 as Special Resolutions:

1. That the authority conferred by Article 4.2 of the Company's Articles of Association will be renewed and so that for this purpose the Section 80 amount will be £7,281,213 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 27 July 2007, whichever shall be the earlier.

2. That:

   (a) the power conferred by Article 4.4 of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,092,182 and the prescribed period will be the period specified in Resolution 11;

   (b) such power shall extend to the sale of treasury shares (within the meaning of Section 162A of the Companies Act 1985) for cash as if in respect of any such sale the words "pursuant to the authority conferred by Article 4.2" were omitted from the second line of Article 4.4; and

   (c) for the purpose of such power the reference in article 4.4 (a) to "all holders (at a date selected by the Board) of issued Ordinary Shares (as nearly practicable) in proportion to the number of Ordinary Shares respectively held by them" shall be deemed to exclude the Company in respect of any treasury shares held by it.

3. That the authority conferred on the Company at the eighth Annual General Meeting to make market purchases (as defined in Section 163 (3) of the Companies Act 1985) of Ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that:

   (a) the maximum number of Ordinary Shares hereby authorised to be purchased is 43,687,282;

1/25

(b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

(c) the maximum price, exclusive of expenses, which may be paid for such shares is an amount equal to 105 per cent of the average of the market values for such share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company or 26 April 2007, if earlier; and

(e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.



Brian Taylorson
Director
27 April 2006

RECEIVED
2006 JUN -1 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21 04 2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	76,351		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

3|25

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) GREENWOOD NOMINEES Address 20 MOORGATE LONDON UK Postcode EC2R 6DA	ORDINARY	74,131
Name(s) FRED E WALKER JR Address 5376 HEADING BLUFF ROAD CURRIE NC 28435, U.S.A UK Postcode	ORDINARY	2,220
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21-4-06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange

4/25


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	04	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,813		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

...sses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) ...EENWOOD NOMINEES		
Address 20 MOORGATE LONDON	ORDINARY	1,813
CREST ACCOUNT: 142GW UK Postcode EC2R 6DA		
MEMBER ACCOUNT: NONCFM		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21-4-06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange

6/25


Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	04	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	13,116		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

7/25

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) GREENWOOD NOMINEES Address 20 MOORGATE LONDON CREST ACCOUNT: 142 GW MEMBER ACCOUNT: NONCFM UK Postcode EC2R 6DA	ORDINARY	10,930
Name(s) SAUL H. CASTRO Address P O BOX 513, NEWBERRY SPRINGS CA 92365, USA UK Postcode	ORDINARY	2,186
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		



Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21-4-06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange

6|05


Companies House
for the record

File copy

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	13	04	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	356,963		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

9/25

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) PERSHING SECURITIES LIMITED		
Address ONE CLOVE CRESCENT	ORDINARY	221,330
LONDON	ORDINARY	51,460
CREST ID: 601 DESIGNATION: HGCF UK Postcode E14 2BH	ORDINARY	84,173
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 April 2006

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / official receiver / receiver manager / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange

10/25

Elementis plc